[Letterhead of LASER Mortgage Management, Inc.]



March 9, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  David M. Lynn, Esq.

Re:      LASER Mortgage Management, Inc.
         Post-effective Amendment to Registration Statement on Form S-11 (Registration NO. 333-40943) (THE "REGISTRATION STATEMENT")
         ---------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, application is hereby made by LASER Mortgage Management, Inc. (the "Company"), to withdraw the above-referenced Registration Statement which was filed with the Securities and Exchange Commission (the "Commission") by the Company on August 20, 1998.

The Company has determined not to proceed with the registration and sale of its common stock at this time. No shares of common stock have been offered or sold pursuant to the Registration Statement.

The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of said Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please contact the Company's legal counsel, Lawrence Wagenberg, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-5527.

Very truly yours,

LASER MORTGAGE MANAGEMENT, INC.

By: /s/ WILLIAM J. MICHAELCHECK
    ----------------------------
   Name:  William J. Michaelcheck
   Title:  Chief Executive Officer

cc:      Lawrence Wagenberg